Exhibit 17.2

July 31, 2015

To:

On Track Innovations Ltd. (the “Company”)

Dear Sirs,

Re: Resignation from the Board of Directors

I hereby submit my resignation from the Board of Directors of the Company effective August 3, 2015 (the “Effective Date”).

I further resign from my position as a member of the Board of Directors of all subsidiaries of the Company in which I serve as such as of the Effective Date.

Sincerely,

/s/ Dimitrios Angelis
Dimitrios Angelis